
EFG POWER
EFG POWER

INVEST IN **EMISSION FREE GENERATORS**

The Revolutionary Hydrogen-on-Demand Portable Generator

emissionfreegenerators.com San Diego, CA

Technology | B2B | B2C | Energy | Sustainability

Highlights

1. Leadership team with 28 patents, 3 exits, and executive talent from Nestlé and Toyota.
2. Solving a critical need for 127 million Americans who can't use traditional generators.
3. NASA recognized our hydrogen innovation, leading to prototype development with the US Army.
4. Validated through 10,000+ hours of real-world testing.
5. Dual revenue model with 49% margins on hardware, 73% on refill cartridges.
6. A single $6.45 cartridge powers medical devices for 18+ hours during emergencies.
7. $755,000 raised from Corp. Venture Capital (CVC), private investors, $280K grant from SoCal Gas.
8. We aim to complete pre-production in late Q4 2025 and launch initial production in Q1 2026.

Featured Investor



Paul Miller
Syndicate Lead

Follow

Invested $55,000

Successful leader of many businesses in aerospace, telecom, media and consumer products.
techexeccorp.com

"EFG has an exciting new technology that allows hydrogen to be generated on-demand and then turned into electrical power for a wide range of uses. The initial product will allow consumers to safely generate electricity without grid power. This unit can be operated inside without any emissions. I have observed the demonstration unit and reviewed the extensive market research. I am impressed with the opportunity and want to be involved in bringing this to market."

Our Team



Mark Collins CEO & Founder

Inventor with 28 patents across mechanical, electrical, and chemical disciplines. Has created and commercialized breakthrough products for over 35 years with 3 successful exits.

We all depend on electricity to stay in touch, interact and work, and live. Unfortunately, industrial power grids are increasingly unreliable or inaccessible. Currently available generators require unacceptable tradeoffs for people and planet, or are simply impractical. We have the technology, ambition, and determination to overcome these problems.



Chase Collins Chief Technology Officer

Co-creator of EFG's proprietary chemical formulation with 10+ years experience in hydrogen technology. Spearheaded prototype development with the US Army and oversaw 10,000+ hours of successful third-party testing.



Paul Miller Chairman of the Board

Experienced leader across consumer products, aerospace, telecom, and media industries. Executive at RCA, GE, Marietta, and Lockheed Martin. Brings strategic governance from extensive involvement in startups, joint ventures, and corporate turnarounds.



Tom Buday Chief Marketing Officer

Former Global Head of Marketing at Nestlé with extensive experience in product launches and environmental branding. Expert in scaling consumer products from concept to global markets.



Andrew Singer Chief Financial Officer

Seasoned financial executive with leadership roles at Toyota and BP. Bridges startup environments with large corporate structures to drive financial discipline and growth.



Toni Carlo Vice President

Former Executive Director with diverse background spanning fundraising, startups, policy, and Fortune 500 partnerships. Brings deep expertise in impact investing and building partnerships across sectors.

The Revolutionary Hydrogen-on-Demand Portable Generator

Why Emission Free Generators?


EFG
POWER
Delivering Power When
You Need It Most

Our mission is to deliver clean, portable, and reliable power to the world using our breakthrough hydrogen-on-demand technology. With zero emissions, energy flows silently from a compact system that fits on a nightstand—just insert one of our proprietary, mailable cartridges and add water.

We're building a world where:

- 1 billion people without reliable power gain immediate access—no grid infrastructure required
- Medical devices, refrigerators, and essential electronics stay running when the grid fails
- Outdoor adventures aren't limited by weather conditions or noise restrictions
- Power generation is free from harmful carbon emissions

Backed by industry leaders

> EFG's hydrogen-on-demand technology represents a breakthrough for our customers who rely on medical devices, communications, and refrigeration during power outages. Their innovative solution addresses a critical need for safe, indoor backup power that works regardless of weather conditions.
>
> **That's why we granted $280,000 from our RD&D program to bring this game-changing technology to those who need it most.**
>
> — Joe Leiva, Clean Generation Project Manager, SoCal Gas RD&D

SoCalGas

SoCalGas	The Heritage Group ACCELERATOR	U.S. ARMY	NASA	Procopio	Caltech ROCKET FUND
Non-dilutive grant to bring our solution to specific customers	2023 winner of the Global Accelerator program, corporate venture capital investor	Funded prototype development and field testing	Presented our "hydrogen-in-small-packages" technology for potential space applications	2024 winner of the LaunchPad program	2024 winner of the Caltech Rocket Fund, selected from 260+ applicants

Proven, market-ready technology

After 10,000+ hours of rigorous real-world testing across diverse conditions, independent engineering firms have verified our technology delivers exactly as promised. This proven breakthrough innovation is secured by four pending patents expected to be granted before our market launch.

Protected by 4 pending patents

Cartridge System:

Revolutionary design for safe hydrogen storage and delivery

Chemical Process:

Proprietary hydrogen-on-demand formulation and activation method

Safety Mechanism:

Multi-layered protection systems for indoor-safe operation

System Architecture:

Overall generator design and power conversion technology

Traditional Generators Leave 127 Million Americans in the Dark


America is the blackout capital
of the developed world

The lights flicker. Then go dark. Your phone's at 23%. The fridge hums to a stop. Suddenly, you're cut off—from power, from life-sustaining equipment, and from the world.

For millions of Americans, this isn't a rare scenario.

It's a growing reality that can turn deadly.

Our aging grid is struggling to keep up with rising energy demands from electric vehicles and data centers. Meanwhile, 70% of our power transmission lines have exceeded their 50-year lifespan.

The result? Outages now last nearly three times longer than they did in 2017. And the problem is only getting worse.

80% of Americans don't have a backup power solution.

1,600+ major blackouts annually

3X power outage duration has nearly tripled since 2017

For 127 million Americans in apartments, condos, or with physical limitations, current backup power solutions force impossible compromises. Gas generators are powerful, but release toxic fumes that make them deadly indoors. Battery stations are quiet and compact, but can't last through the night. And solar generators are useless at night and during storms—exactly when you need them.

When the power goes out, millions of Americans are unable to keep medical devices running, food fresh, homes safe, or small businesses operating.

Introducing the Go-Anywhere Generator for Your Home, Emergencies, and Outdoor Adventures


EFG
POWER

SAFE FOR INDOOR USE

- Silent operation
- No maintenance required
- Portable at just 10”x9”x15”
- Powers devices for hours on a single cartridge

At Emission Free Generators, we've created a revolutionary portable generator that solves all these problems at once. We’ve accomplished this by shrinking the technology down to a form factor that can fit on a nightstand.

Hydrogen, Simplified

Feature	Traditional Hydrogen Systems	EFG's Revolutionary Approach
Facility Size	Massive facilities requiring acres of space	Compact, on-demand system with no hydrogen storage necessary
Pressure Levels	High-pressure containers (5,000-10,000 PSI)	Safe room-pressure operation (no compression)
Distribution	Complex distribution requiring specialized vehicles and infrastructure	Simple cartridges delivered by regular mail
Applications	Limited to industrial application with billions in investment costs	Works anywhere, anytime—from apartments to outdoor adventures

What makes it so revolutionary? It's incredibly simple to use.

A remarkably simple process that anyone ages 7 to 97 can use


EFG POWER

1 | INSERT CARTRIDGE

Pop in a cartridge
(no tools required)


EFG
POWER

2 | ADD WATER

Pour in tap water
(works with any water source)



3 | POWER FLOWS

Clean electricity
immediately available

The secret is our proprietary cartridge system. Each $6.45 cartridge contains a specialized powder that creates hydrogen on demand. It works with any water source—tap water, rainwater, greywater, seawater, even pond water—to power devices for hours.

What can you power with a single $6.45 cartridge? More than you think.

A single $6.45 cartridge can power **any one of these use cases**

CPAP Machines	Refrigerators	Home Office	Outdoor Recreation
18+ hours for uninterrupted overnight use	**9+ hours** to keep medications and food safe	**12+ hours** for router, laptop, and phone charging	**8-15 hours** for lights, cooking equipment, and devices

We've designed the entire experience around convenience and peace of mind.



Cartridges Delivered
to Your Door
EFG

	No Hazardous Materials	Safe to store in apartments,condos, or any living space
	Mail-Order Delivery	Order cartridges online for home delivery
	Reusable	Return used cartridges in our prepaid mailer
50	**50-Year Shelf Life**	Stock up without worrying about expiration

How we make money

Behind this experience and convenience is a powerful 'razor-blade' business model. It works just like it sounds: sell the razor (in our case, the generator) and drive recurring revenue with the blades (our cartridges). Each customer becomes a long-term recurring revenue source, fueling sustainable growth with every cartridge purchase. Add this all up and you have a remarkably versatile solution that can't be beat by traditional backup power solutions.

How This Stacks Up Against the Competition

Feature	EFG Generator	Gas Generators	Battery/Solar Solutions
Indoor Safety	✓ Works safely indoors with zero emissions	✗ Produces deadly carbon monoxide—outdoor use only	✓ Safe for indoor use
Power Duration	✓ Reliable 4-10+ hour runtime for all needs	✓ Provides continuous power (while fuel lasts)	✗ Inconsistent 4-8 hour runtime
Weather Independence	✓ Operates in any weather condition, day or night	✓ Works in any weather condition	✗ Dependent on weather and daylight
Maintenance	✓ Requires no maintenance or technical expertise	✗ Requires regular maintenance and fuel storage	✓ Minimal maintenance required
Convenience	✓ Cartridges deliverable by mail with 50-year shelf life	✗ Needs trips to gas stations during emergencies	✗ Requires alternative power to recharge during extended outages
Portable	✓ Lightweight & easy to use	✗ Heavy, requires fuel storage & handling	✗ Bulky, needs sunlight & frequent repositioning

The Father & Son Duo Delivering Hydrogen Power to the Masses

While industry giants poured billions into massive hydrogen facilities, Mark Collins (28 patents, 3 exits) and his son Chase Collins started in their lab with a wild idea.

What if electricity could be created on demand from hydrogen using a cartridge the size of an envelope?

After hundreds of test hours and dozens of iterations, they had a working prototype that could power essential devices safely indoors.

Success meant building a team that could match their ambition. They recruited Nestlé's former Global Head of Marketing and Toyota's financial strategist to transform their innovation into a market-ready revolution.

Tapping into a $1 Trillion + Market Opportunity

The $7.8B generator market only serves a fraction of those who need power. Gas generators don't work for apartment dwellers or those with physical limitations. Meanwhile, outdoor enthusiasts struggle with noisy, toxic machines that ruin the experience they're seeking.

EFG isn't just entering the existing market—we're creating an entirely new category for the millions left behind.



The Untapped Power Market
1 Current Generator Market
$7.8B
$6.2B gas generators +$1.6B battery/solar solutions
2 Untapped Residential
127M
Americans who can't use traditional generators
(apartment dwellers, physical limitations)
3 Outdoor Recreation
$1.2T market with 92M
households seeking portable power solutions, growing 36% since 2012

Unleashing true outdoor freedom

Traditional power solutions kill the outdoor experience America craves—loud, smelly generators, fuel hauling, and weather dependencies ruin the adventure. That's a massive problem for a $1.2T outdoor recreation market growing 36% since 2012.

EFG unleashes true freedom in nature. Our silent, emission-free generators power your devices from Yellowstone to the Florida Keys. No noise, no fumes, just adventure on your terms.


Freedom
From weather, noise,
and fuel limitations.
EFG

California—The Launchpad for Nationwide Expansion

California recently passed a ban on gas-powered generators, which takes effect in 2028.

The problem is California is the US blackout capital, with nearly 1 in 4 blackouts happening in the Golden State. It's also an RV capital, with over 1.1M RV owners, many of whom rely on generator power.



Golden State,
Golden Opportunity
24% of U.S. blackouts occur in California
1.1M RV owners in California seeking clean alternatives
2028 California's ban on gas-powered generators goes into effect

Residents there need a clean energy generator solution that works no matter the weather conditions.

That's exactly why we're launching in California first.

The generator ban transforms these separate issues into an immediate $200M+ market opportunity just waiting to be captured.

But this initial launch isn't just our first market—it's our proving ground for coast-to-coast growth.

Your Investment Powers the Energy Revolution

We've built EFG from the ground up—validating our technology with the US Army, securing partnerships with industry leaders like SoCal Gas, and creating a product that's been tested for over 10,000 hours. Now we're laser-focused on two strategic goals:

1. Completing our manufacturing-ready design and UL certification
2. Launching our first production run in Q1 2026

As we scale production, California's 2028 ban on fossil fuel generators creates a regulatory tailwind just as we hit our stride. This gives us a crucial 2-year window to establish a foothold and dominate the market.

• Building a consumer hydrogen ecosystem

Our vision extends far beyond your standard backup generator. Our roadmap includes EV range extenders that could add precious drive time in emergencies, specialized versions for marine applications, and eventually licensing opportunities that could double our revenue potential.


Roadmap
Q3 2025
Complete pre-production unit with finalized water delivery system
Q1 2026
Initial production run of 200 units
2028
California's fossil fuel generator ban takes effect
2030
Address a $400M+ opportunity across consumer, EV, and marine applications
2025
2026
2027
2028
2029
2030
Q4 2025
Customer trials and UL certification
2026- 2027
Scale to 12,000+ units annually and begin EV range extender development
2029
Expand to 150,000+ units annually with $253M revenue in a single market

• Join us in powering a brighter future

We're raising on Wefunder because we believe everyone should have the opportunity to be part of the energy revolution. From the apartment dweller keeping their medical devices running during blackouts to the outdoor enthusiast seeking adventure without limitations—our technology makes a difference in real lives.

With your investment, we can complete our journey and begin delivering clean, reliable power to the millions who need it most. Together, let's build a world where access to electricity is never limited by location, weather, or living situation.


EFG
POWER

EFG

Invest today and help us bring the future of energy to life.

EARLY BIRD BONUS

$15M → $12.75M VALUATION CAP

All investors who join before the $150K milestone get a 15% discount

($12.75M valuation cap versus the standard $15M)

Investor Perks


EFG
POWER

$1,000+	$5,000+	$10,000+
20% OFF	30% OFF	50% OFF

One EFG generator bought directly from EFG.